November 6, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	ICG Group, Inc.

Form 10-K for the year ended December 31, 2012

Form 10-Q for the periods ended March 31, 2013 and June 30, 2013

File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding ICG Group, Inc.’s (“ICG’s”) Form 10-K for the year ended December 31, 2012 and Form 10-Q for the periods ended March 31, 2013 and June 30, 2013, as communicated to us in your letter of October 30, 2013. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Form 10-K for the year ended December 31, 2012

Contractual Cash Obligations and Commercial Commitments, page 23

1.	It does not appear that your contractual obligations table includes interests on the related obligations. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We acknowledge the Staff’s comment and will include in future periodic filings the cash requirements for interest on our debt obligations.

United States Securities and Exchange Commission

November 6, 2013

Form 10-Q for the Periods Ended March 31, 2013 and June 30, 2013

General

2.	Please revise future periodic filings to include the required statements outlined within Rule 10-01(b)(8) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and will include in future periodic filings the required statements outlined within Rule 10-01(b)(8).

ICG hereby acknowledges that:

•	ICG is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	ICG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 610-727-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan
Chief Financial Officer